ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

19th August, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Board of Directors

This is to advise that Industrial Development Bank of India ('IDBI') has appointed Mr. T. M. Nagarajan, Deputy Managing Director - IDBI, on the Board of Directors of the Company with effect from 14th August, 2002, as Nominee Director representing IDBI, in place of Mr. R. Vasudevan.

Kindly amend your records accordingly.

dlw 9/5

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

02 AUG 29 AM 8:51

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7 Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J.C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
P J Towers, Rotunda Bldg.
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275 Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Building, Dr. P K Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers,
752 Sadashiv Peth
R.B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock Exchange
Association Ltd.
Padam Towers
14/113 Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting company)	**ITC Limited**
Date of reporting : **26th July, 2002** (being the last date of the Book Closure for the purpose of Dividend for the financial year ended 31st March, 2002)	
Name of Stock Exchanges where shares of reporting company are listed. **KOLKATA, AHMEDABAD, BANGALORE, CHENNAI, COCHIN, DELHI, HYDERABAD, MUMBAI, PUNE, UTTAR PRADESH AND NATIONAL STOCK EXCHANGE.**	

(I) **Information about persons holding more than 15% shares or voting rights (VRs)**						
Names of persons holding more than 15% shares or voting rights	As on March 31, 2002	As on March 31, 2001	Changes if any between (A) & (B)	As on 26th July, 2002#, in respect of dividend for the financial year ended 31st March, 2002	As on 3rd August, 2001#, in respect of dividend for the financial year ended 31st March, 2001	Changes if any between (D) & (E)
Tobacco Manufacturers (India) Ltd.	66,185,496 (26.97%) (A)	66,185,496 (26.97%) (B)	NIL (C)	66,185,496 (26.74%)* (D)	66,185,496 (26.97%) (E)	NIL (0.23)* (F)
TOTAL (I)	**66,185,496 (26.97%)**	**66,185,496 (26.97%)**	**NIL**	**66,185,496 (26.74%)***	**66,185,496 (26.97%)**	**NIL (0.23)***

(II) **Promoter(s) or every person having control over a company and also persons acting in concert with him**						
Name of promoter(s) or every person(s) having control over a company and persons acting in concert with him.	**NOT APPLICABLE**					
	As on March 31, 2002	As on March 31, 2001	Changes if any between (A) & (B)	As on 26th July, 2002#, in respect of dividend for the financial year ended 31st March, 2002	As on 3rd August, 2001#, in respect of dividend for the financial year ended 31st March, 2001	Changes if any between (D) & (E)
N.A.	- (A)	- (B)	- (C)	- (D)	- (E)	- (F)
TOTAL (II)	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**	**NIL**
GRAND TOTAL (I+II)	**66,185,496 (26.97%)**	**66,185,496 (26.97%)**	**NIL**	**66,185,496 (26.74%)***	**66,185,496 (26.97%)**	**NIL (0.23)***

Being the last date of Book Closure for the purpose of Dividend.

* Consequent upon the amalgamation of ITC Bhadrachalam Paperboards Limited (ITC Bhadrachalam) with the Company, 20,96,982 Ordinary Shares of Rs.10/- each were issued and allotted by the Company on 6th May, 2002, to the shareholders of the erstwhile ITC Bhadrachalam. As a result of the above, the shareholding of Tobacco Manufacturers (India) Ltd. (TMI), in % terms, has come down to 26.74% (from 26.97%), although there has not been any change in the number of shares held by TMI.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Place : Kolkata
Date : 22nd August, 2002

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.